June 17, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: HempAmericana, Inc.

Response to Staff Letter June 16, 2014

Form S-1/A

Filed June 5, 2014

File No. 333-195097

To the men and women of the SEC:

On behalf of HempAmericana, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 16, 2014 addressed to Mr. Salvador Rosillo, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on June 5, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Recent Sales of Unregistered Securities, page 28

1. We note that you indicate in this section that you have not made any sales of unregistered securities. However, we note your issuance of unregistered securities discussed throughout the registration statement, including the 40 million shares issued to Elad Properties Enterprise Corp. and 500,000 shares issued to ETN Services, LLC. Please revise your disclosure to provide the information required by Item 701 of Regulation S-K.

COMPANY RESPONSE

We have appropriately amended the section titled “Recent sales of Unregistered Securities” on page 28.

***The above registrant “HempAmericana, Inc.” (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 30, 2014, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Company acknowledges that:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 17, 2014

/s/ Salvador Rosillo

President & CEO